August 15, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated May 23, 2024

JBS S.A.

Registration Statement on Form F-4

Filed March 27, 2024

File No. 333-278254

Ladies and Gentlemen:

JBS S.A. (the “Company”) is submitting this letter in response to the comment letter dated May 23, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-4, filed with the Commission on March 27, 2023 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments. In addition, Amendment No. 1 includes JBS S.A.’s unaudited condensed consolidated interim financial information as of June 30, 2024 and for the three- and six-month periods ended June 30, 2024 and 2023, and the related notes thereto.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Form F-4 filed March 27, 2024

General

1.	We note disclosure that your ADS program will be terminated prior to completion of the corporate restructuring. Please revise to reflect that the ADS program will not be terminated until after completion of the corporate restructuring and all ADSs have been exchanged, if true. Additionally revise disclosure on page 4 to clarify that only Eligible Shareholders are entitled to convert Class A shares to Class B shares during the conversion period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 108 of Amendment No. 1 in response.

2.	To the extent that the comments contained in our letter dated May 23, 2024, relating to the Form F-4 filed by JBS B.V. (File No. 333-273211) apply to the disclosure contained in this filing, please make appropriate and corresponding revisions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in response to the various applicable comments contained in the comment letter dated May 23, 2024 (the “JBS B.V. May Comment Letter”) issued by the Staff with respect to Amendment No. 2 to the Registration Statement on Form F-4, filed by JBS B.V. with the Commission on March 27, 2024, as follows:

●	In response to Comment No. 2 of the JBS B.V. May Comment Letter, the Company has revised the risk factor entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on page 35 of Amendment No. 1,

●	In response to Comment No. 4 of the JBS B.V. May Comment Letter, the Company has revised the sections entitled “Summary—Description of Business Segments” on page 4 of Amendment No. 1 and “Information About JBS S.A.—Description of Business Segments” on page 62 of Amendment No. 1.

●	In response to Comment No. 6 of the JBS B.V. May Comment Letter, the Company has added a risk factor entitled “BNDESPar is a material shareholder of JBS S.A., and BNDESPar’s interests may be different from our interests or the interests of our other shareholders” on pages 37-38 of Amendment No. 1.

●	In response to Comment No. 7 of the JBS B.V. May Comment Letter, the Company has revised the risk factor entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on pages 35-36 of Amendment No. 1.

●	In response to Comment No. 8 of the JBS B.V. May Comment Letter, the Company has revised the risk factor entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks.” on page 37 of Amendment No. 1.

●	In response to Comment No. 15 of the JBS B.V. May Comment Letter, the Company has revised the sections entitled “Information About JBS S.A.—Regulation—Brazil” on pages 82-83 of Amendment No. 1 and “Information About JBS S.A.—Cattle and Grain Supply Chains and Deforestation” on pages 92-96 of Amendment No. 1 and the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 31 of Amendment No. 1.

●	In response to Comment No. 16 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Information About JBS S.A.—Regulation—Europe and United Kingdom” on pages 85-89 of Amendment No. 1.

●	In response to Comment No. 17 of the JBS B.V. May Comment Letter, the Company has revised the sections entitled “Information About JBS S.A.—Climate Reduction Goals” on pages 97-98 of Amendment No. 1 and “Information About JBS S.A.—Cattle and Grain Supply Chains and Deforestation” on pages 92-96 of Amendment No. 1

●	In response to Comment No. 18 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Information About JBS S.A.—Cattle and Grain Supply Chains and Deforestation—Seara Sustainable Grain and Oil Sourcing Policy” on page 96 of Amendment No. 1.

●	In response to Comment No. 19 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Information About JBS S.A.—Legal Proceedings—Other Proceedings” on page 106 of Amendment No. 1.

●	In response to Comment No. 20 of the JBS B.V. May Comment Letter, the Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures” on page 155 of Amendment No. 1.

●	In response to Comment No. 21 of the JBS B.V. May Comment Letter, the Company has attached a revised Report of Independent Registered Public Accounting Firm in response, beginning on page F-54 of Amendment No. 1.

●	For the Company’s response to Comment No. 22 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 11 to the JBS B.V. July Comment Letter (as defined below).

●	For the Company’s response to Comment No. 23 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 12 to the JBS B.V. July Comment Letter.

●	For the Company’s response to Comment No. 24 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 11 to the JBS B.V. July Comment Letter.

●	For the Company’s response to Comment No. 25 of the JBS B.V. May Comment Letter, please refer to its response below to Comment No. 11 to the JBS B.V. July Comment Letter.

●	In response to Comment No. 27 of the JBS B.V. May Comment Letter, the Company has revised the risk factors entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on pages 34-36 of Amendment No. 1 and “We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” on page 36 of Amendment No. 1 and the section entitled “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” on pages 172-174 of Amendment No. 1.

In addition, the Company has revised Amendment No. 1 in response to the various applicable comments contained in the comment letter dated July 24, 2024 (the “JBS B.V. July Comment Letter”) issued by the Staff with respect to Amendment No. 3 to the Registration Statement on Form F-4, filed by JBS B.V. with the Commission on June 24, 2024, as follows:

●	In response to Comment No. 2 of the JBS B.V. July Comment Letter, the Company has revised the sections entitled “Summary—Overview” on page 3 of Amendment No. 1 and “Summary—Other Considerations” on page 6 of Amendment No. 1.

●	In response to Comment No. 3 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “We are not prohibited from incurring significantly more debt” on page 22 of Amendment No. 1 and the section entitled “Description of Material Indebtedness” on pages 160-164 of Amendment No. 1.

●	In response to Comment No. 4 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation” on page 30 of Amendment No. 1.

●	In response to Comment No. 5 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 31 of Amendment No. 1.

●	In response to Comment No. 6 of the JBS B.V. July Comment Letter, the Company has revised the risk factors entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on page 37 of Amendment No. 1 and “Our businesses are subject to government policies and extensive regulations affecting the beef, pork and poultry industries” on page 42 of Amendment No. 1 and the added a section entitled “Animal Welfare Regulations” on pages 89-91 of Amendment No. 1.

●	In response to Comment No. 8 of the JBS B.V. July Comment Letter, the Company has revised the section entitled “Principal Shareholders” on page 171 of Amendment No. 1.

●	In response to Comment No. 9 of the JBS B.V. July Comment Letter, the Company has revised the section entitled “Management—Share Ownership” on page 170 of Amendment No. 1.

●	In response to Comment No. 10 of the JBS B.V. July Comment Letter, the Company has added Note 26.1 to JBS S.A.’s audited financial statements beginning on page F-132 of Amendment No. 1 and revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results” on pages 130, 146-137 and 144 of Amendment No. 1. In addition, the Company has added the applicable disclosures to Note 24.1 to JBS S.A.’s unaudited interim financial statements beginning on page F-38 of Amendment No. 1.

●	In response to Comment No. 11 of the JBS B.V. July Comment Letter, the Company has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-113 of Amendment No. 1. In addition, the Company has added the applicable disclosures to Note 18 to JBS S.A.’s unaudited interim financial statements beginning on page F-30 of Amendment No. 1.

●	In response to Comment No. 12 of the JBS B.V. July Comment Letter, the Company has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-113 of Amendment No. 1. In addition, the Company has added the applicable disclosures to Note 18 to JBS S.A.’s unaudited interim financial statements beginning on page F-30 of Amendment No. 1.

●	In response to Comment No. 13 of the JBS B.V. July Comment Letter, the Company has revised Note 26.1 to JBS S.A.’s audited financial statements beginning on page F-132 of Amendment No. 1. In addition, the Company has added the applicable disclosures to Note 24.1 to JBS S.A.’s unaudited interim financial statements beginning on page F-38 of Amendment No. 1.

●	In response to Comment No. 14 of the JBS B.V. July Comment Letter, the Company has revised Note 25 to JBS S.A.’s audited financial statements on page F-130 of Amendment No. 1. In addition, the Company has added the applicable disclosures to Note 23 to JBS S.A.’s unaudited interim financial statements beginning on page F-36 of Amendment No. 1.

●	In response to Comment No. 15 of the JBS B.V. July Comment Letter, the Company has revised the risk factor entitled “Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation” on page 30 of Amendment No. 1.

●	In response to Comment No. 16 of the JBS B.V. July Comment Letter, the Company has revised Note 28 to JBS S.A.’s audited financial statements on page F-151 of Amendment No. 1.

●	In response to Comment No. 18 of the JBS B.V. July Comment Letter, the Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 150 of Amendment No. 1.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS S.A.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS S.A.

Donald E. Baker, Esq.
Daniel Nam, Esq.
Victor G. Mendoza, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP